[Letterhead of Simpson Thacher & Bartlett LLP]
VIA OVERNIGHT COURIER AND EDGAR

September 14, 2007

Re:	Sirius Satellite Radio Inc.
Registration Statement on Form S-4
File No. 333-144845

XM Satellite Radio Holdings Inc.
Preliminary Proxy Statement on Schedule 14A
File No. 000-27441
John Zitko, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Dear Mr. Zitko:
     On behalf of Sirius Satellite Radio Inc. (“SIRIUS”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 2 to the above-referenced registration statement on Form S-4 and preliminary proxy statement on Schedule 14A (the “Registration Statement”) relating, among other things, to the registration of shares of SIRIUS common stock issuable in the proposed merger of XM Satellite Radio Holdings Inc. (“XM”) with a newly formed, wholly-owned subsidiary of SIRIUS, with XM thereupon becoming a wholly-owned subsidiary of SIRIUS. The Registration Statement has been revised in response to the Staff’s comments and to reflect other updating changes.
     To assist your review, we have retyped the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by SIRIUS and XM.
Opinions of Financial Advisor, page 3
1.	We note your response to prior comment two and your revised disclosure on page 34. With respect to your disclosure that Sirius’ board has not yet decided what factors it will consider in determining whether to pay the “incentive” fee, please revise your disclosure on pages 3 and 34 to clarify why such $7,500,000 fee is considered an “incentive” fee if no standards for awarding such fee have been established.

Securities and Exchange Commission	-2-	September 14, 2007
In response to the Staff’s comment, the disclosure on pages 4 and 34 has been revised to clarify that although the $7,500,000 fee is referred to as “incentive fee” in the engagement letter, it is effectively a discretionary fee. The disclosure on page 34 has been revised to indicate that, among others, some of the factors that the SIRIUS board of directors may consider in determining whether to make the discretionary payment will be the length and complexity of the engagement.
2.	We note that the engagement letter with Morgan Stanley was executed on the same day that Morgan Stanley delivered its opinion. Please revise your disclosure on pages 3 and 34 to reflect whether the Sirius board had been advised, directly or indirectly, of the opinion that Morgan Stanley would deliver prior to the execution of the engagement letter. In addition, we note that the Sirius board authorized Mr. Karmazin to engage a financial advisor in December 2006 and Morgan Stanley began functioning in its role as financial advisor shortly thereafter. Discuss what parameters were set with respect to the work to be performed and pay to be received prior to February 18, 2007.

In response to the Staff’s comment, the disclosure on page 4 has been revised to reflect that while the engagement letter was executed on the same day that Morgan Stanley delivered its opinion, services performed prior to February 18, 2007 were consistent with the parameters set forth in the engagement letter. The disclosure on page 34 has been revised to include the same statement and to also clarify that the SIRIUS board of directors had not been advised of the opinion that Morgan Stanley would deliver prior to the execution of the engagement letter by SIRIUS.

3.	Please supplementally provide a copy of the JP Morgan engagement letter.

In response to the Staff’s comment, a copy of the JPMorgan engagement letter is being provided to the Staff on a supplemental basis as a separate exhibit to this letter. Pursuant to Rule 418(b) under the Securities Act, the engagement letter is not to be filed with or deemed part of the Registration Statement.
Risk Factors, page 16
4.	We note your response to prior comment eight. Though the contingent fee arrangements are not unique to your transaction, they do create a potential for conflicts in the services to be provided by each advisor, especially in relation to each party’s provision of a fairness opinion. We also note the significant public scrutiny this issue has received in recent years (e.g. NASD proposed rule) as evidence of its materiality to investors. Accordingly, we reissue. Include a new risk factor discussing the potential conflict of interest involving both companies’ financial advisors due to a significant portion of their fee being tied to the successful completion of the merger and, in the case of Morgan Stanley, the discretion of the board.

We respectfully advise the Staff that the fee arrangements with the respective financial advisors of SIRIUS and XM have been described in detail in the Registration Statement (see, e.g., pages 4, 24, and 25, 34 and 42). SIRIUS and XM continue to disagree with the Staff’s request to include a risk factor in addition to this disclosure. Neither company

Securities and Exchange Commission	-3-	September 14, 2007
believes that these fee arrangements compromise the independence and quality of their respective financial advisor or create any risk peculiar to this transaction; these payment arrangements are altogether customary in the context of a public merger. In addition, we have conducted an extensive search of public filings: overwhelmingly, those merger transactions that employ financial advisors on a similar basis have not been required to include a risk factor of the nature the Staff is now requesting. Also, we note that the NASD proposed rule regarding fairness opinions focuses on disclosure — in fairness opinions — of certain items such as contingent fees but does not address the inclusion of any risk factors. The opinions of the financial advisors disclose the contingent fee arrangement and, as noted above, the contingent fee is also described in the Registration Statement.
Reasons for the Merger, page 22
5.	We note your response to prior comment 11. Revise the disclosure to indicate that neither company’s management considered the financial forecasts provided to them by the other material in their decision to approve and recommend the merger to their respective shareholders. In addition, since both financial advisors considered the financial forecasts provided to them by the other party in issuing their respective opinions, investors should have the ability to also assess this non-public information. Accordingly, please disclose all material projections, internal financial statements, and long-term financial plans for 2007 and 2008 that were exchanged among Sirius, XM, and their respective financial advisors. Also disclose the bases for and the nature of the material assumptions underlying the projections.

In response to the Staff’s comment, the disclosure on page 24 has been revised to indicate that neither SIRIUS nor XM considered this information to be material in its negotiation of an appropriate exchange ratio and the respective board’s decision to approve and recommend the merger to their respective stockholders.

SIRIUS and XM continue to believe that disclosure of 2007 — 2008 forecasts would not provide additional material information to stockholders. However, in response to the Staff’s comment, the disclosure on pages 81 and 82 has been supplemented to include certain metrics in respect of 2007 and 2008 that were prepared by the respective managements and provided in connection with the merger.
Unaudited Pro Forma Condensed Combined Financial Statements, page 72
6.	We note your response to prior comment 19. Please revise your disclosure to incorporate your response.

In response to the Staff’s comment, the disclosure on page 72 has been revised to incorporate the response to prior comment 19.

Securities and Exchange Commission	-4-	September 14, 2007
Note 2. Pro Forma Adjustments, page 78
7.	We note your response to prior comment 23. Please tell us why pro forma adjustment (g) does not apply to the pro forma condensed combined statement of operations for the six months ended June 30, 2007.

Beginning in 2007, XM classified customer loyalty payments as marketing expense. This presentation is consistent with SIRIUS’ presentation and therefore pro forma adjustment (g) does not apply to the pro forma condensed combined statement of operation for the six months ended June 30, 2007. The disclosure on page 78 has been revised to include this explanation.
XM’s Form 10-Q for the Quarterly Period Ended June 30, 2007
8.	We note your response to prior comment 30. Please have XM amend its filing to remove the reference to the third party appraiser.

XM has advised us that it will remove the reference to a third party appraiser in future filings but does not believe it should amend its prior 10-Q filing for the reasons that follow. The reference to an appraisal in XM’s Quarterly Report on Form 10-Q for the second quarter of 2007 is not required disclosure and was merely meant to describe transaction history. The third party appraiser was not engaged as part of the accounting process and, as noted in the prior response letter, the use of the appraiser did not affect the underlying accounting for the sale leaseback transaction. XM also notes that a number of other issuers, including Bally Total Fitness Holding Corporation and Waters Corporation, have complied with similar-type comments on a future filing-only basis with the Staff’s concurrence. XM further notes that it and Sirius do not plan to hold their shareholder meetings until mid to late November. Thus shareholders will have the benefit of XM’s Quarterly Report on Form 10-Q for the third quarter being on file, with XM having removed the reference to the third party appraiser in accordance with the Staff’s comment.

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Securities and Exchange Commission	-5-	September 14, 2007
     Please do not hesitate to call Gary L. Sellers at 212-455-2695 or Simone Bono at 212-455-3644 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response. We are planning a meeting date sometime in November 2007 and hope to set a record and mailing date in the near future. We will file a further amendment in response to any other comments or questions you provide in respect of this filing.
Very truly yours,
/s/ Simpson Thacher & Bartlett LLP
SIMPSON THACHER & BARTLETT llp

cc:	Securities and Exchange Commission
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